Exhibit 99.3

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana, India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

Unaudited consolidated financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter ended 30 June 2025 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

All amounts in Indian Rupees millions

		Quarter ended			Year ended
Sl. No.	Particulars	30.06.2025	31.03.2025	30.06.2024	31.03.2025
		(Unaudited)	(Audited)	(Unaudited)	(Audited)
1	Revenues	85,452	85,060	76,727	325,535
2	Cost of revenues	36,825	37,797	30,383	135,107
3	Gross profit (1 - 2)	48,627	47,263	46,344	190,428
4	Selling, general and administrative expenses	25,647	24,055	22,691	93,870
5	Research and development expenses	6,244	7,258	6,193	27,380
6	Impairment of non-current assets, net	-	768	5	1,693
7	Other income, net	(739)	(2,465)	(470)	(4,358)
	Total operating expenses	31,152	29,616	28,419	118,585
8	Results from operating activities [(3) - (4 + 5 + 6 + 7)]	17,475	17,647	17,925	71,843
	Finance income	2,400	3,008	1,435	7,553
	Finance expense	(830)	(656)	(598)	(2,829)
9	Finance income, net	1,570	2,352	837	4,724
10	Share of profit of equity accounted investees, net of tax	2	55	59	217
11	Profit before tax (8 + 9 + 10)	19,047	20,054	18,821	76,784
12	Tax expense, net	4,951	4,181	4,901	19,539
13	Profit for the period/year (11 - 12)	14,096	15,873	13,920	57,245

	Attributable to:
	Equity holders of the parent company	14,178	15,939	13,920	56,544
	Non-controlling interests	(82)	(66)	-	701

14	Earnings per equity share attributable to equity shareholders of parent
	Basic earnings per share of Re.1/- each	17.04	19.13	16.72	67.88
	Diluted earnings per share of Re.1/- each	17.02	19.11	16.69	67.78
		(Not annualised)	(Not annualised)	(Not annualised)

Segment information	All amounts in Indian Rupees millions

		Quarter ended			Year ended
Sl. No.	Particulars	30.06.2025	31.03.2025	30.06.2024	31.03.2025
		(Unaudited)	(Audited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Global Generics	75,620	75,365	68,858	289,552
	b) Pharmaceutical Services and Active Ingredients	9,709	11,675	10,309	43,235
	c) Others	1,651	132	212	2,137
	Total	86,980	87,172	79,379	334,924
	Less: Inter-segment revenues	1,528	2,112	2,652	9,389
	Net revenues	85,452	85,060	76,727	325,535

2	Segment results:
	Gross profit from each segment
	a) Global Generics	46,086	44,707	44,518	179,606
	b) Pharmaceutical Services and Active Ingredients	1,082	2,518	1,768	9,157
	c) Others	1,459	38	58	1,665
	Total	48,627	47,263	46,344	190,428
	Less: Selling and other un-allocable expenditure, net of other income	29,580	27,209	27,523	113,644
	Total profit before tax	19,047	20,054	18,821	76,784

Global Generics segment includes operations of Biologics business. Inter-segment revenues represent sale from Pharmaceutical Services and Active Ingredients to Global Generics and Others at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities, treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	The above Statement of unaudited consolidated financial results of Dr. Reddy’s Laboratories Limited (the “parent company”), together with its subsidiaries (collectively, the “Company”), joint ventures and associates, which have been prepared in accordance with recognition and measurement principles of IAS 34 as issued by the International Accounting Standards Board (IASB), and presented as per the format of Regulation 33 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended, and were reviewed and recommended by Audit Committee and approved by the Board of Directors at their meetings held on 23 July 2025. The Auditors have carried out a limited review on the unaudited consolidated financial results and issued an unmodified report thereon.

2

"Impairment of non-current assets, net" for the year ended 31 March 2025 primarily includes:

a. Impairment of intangibles pertaining to acquisition from Mayne:

-an amount of Rs.907 million towards Haloette® (a generic equivalent to Nuvaring®), a product-related intangible, due to constraints on procurement of the underlying product from its contract manufacturer, resulting in a lower recoverable value compared to the carrying value.

-an amount of Rs.270 million pertaining to impairment of certain product related intangibles, due to adverse market conditions resulting in lower recoverable value compared to the carrying value.

b. Other impairments:

-an impairment loss of Rs. 288 million consequent to adverse market conditions with respect to certain product related intangibles forming part of the Company’s global generic business in India and Europe.
The above impairment charge pertains to the Company’s Global Generics segment.

3

“Other income, net” for the quarter and year ended 31 March 2025 includes cumulative amount of foreign exchange gain of Rs. 1,551 million, reclassified from the foreign currency translation reserve and a loss of Rs. 52 million due to turnaround fees paid upon divestment of the membership interest in the subsidiary “Dr. Reddy’s Laboratories Louisiana LLC”.

This transaction pertains to the Company's Global Generics segment.

4

Business purchase agreement with Haleon:

Effective 30 September 2024, the Company acquired global Nicotine Replacement Therapy business from Haleon UK Enterprises Limited (“Haleon”), including brands in lozenge, patch, spray, and gum formats sold in markets outside the United States. This transaction included transfer of intellectual property, employees, manufacturing contracts, and product licenses. The marketing authorisations will transition gradually into the Company in a phased approach between April 2025 and February 2026. During the transition period, Haleon group provides distribution and related services in the markets, facilitating successful integration of the business across various geographies into the Company.

During the three months ended 30 June 2025, the transfer of local marketing authorizations were completed for the United Kingdom and Nordic countries on the respective cut over dates.

5

The Board of Directors of the Company, in their meeting on 27 July 2024, approved the sub-division/ split of each equity share having a face value of Rupees five each, fully paid-up, into five equity shares having a face value of Rupee One each, fully paid-up (the “stock split”), with shareholder approval obtained via postal ballot on 12 September 2024. Consequently, w.e.f. 28 October 2024, the authorized share capital, the paid-up share capital, and the treasury shares were adjusted accordingly. As on 30 June 2025, the closing number of fully paid-up shares and treasury shares were 834,581,775 and 2,210,925 respectively.

Further, each American Depositary Share (ADS) of the Company will continue to represent one underlying equity share as at present and, therefore, the number of ADSs held by an American Depositary Receipt(ADR) holder would consequently increase in proportion to the increase in number of equity shares.

The impact of the stock split has been considered for all periods presented, and the EPS (both basic and diluted) for the three months ended 30 June 2024 has been restated based on the revised face value of Rupee One per share, in accordance with IAS 33 – 'Earnings per Share', and rounded off to the nearest decimals.

6

The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On 06 July 2021, the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company has continued to engage with the SEC and DOJ, including through submissions and presentations regarding the initial complaint and additional complaints relating to other markets, and in relation to its Global Compliance Framework, which includes enhancement initiatives undertaken by the Company, and the Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions and can also lead to civil and criminal sanctions under relevant laws, the outcomes, including liabilities, are not reasonably ascertainable at this time.

7	The Company considered the uncertainties relating to the escalation of conflict in the middle east, and duration of military conflict between Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

8	The figures for the quarter ended 31 March 2025 are the balancing figures between audited figures in respect of the full financial year and the published unaudited year to date figures up to the third quarter of the relevant financial year, which were subject to limited review.

By order of the Board For Dr. Reddy’s Laboratories Limited

Place: Hyderabad Date: 23 July 2025	G V Prasad Co-Chairman & Managing Director